UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 18, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101
(b)(1).]    Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(7).]    Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 18, 2007	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2007

INDEX

PART I	—FINANCIAL INFORMATION
Item 1	—Financial Statements (Unaudited)
	—Interim Balance Sheets	1
	—Interim Statement of Earnings	2
	—Interim Statement of Shareholders’ Equity	3
	—Interim Statement of Cash Flows	4
	—Notes to Interim Financial Statements	5
Item 2	—Management’s Discussion and Analysis of Financial Condition and Results of Operation	19
Item 3	—Quantitative and Qualitative Disclosures About Market Risk	38

PART II	—OTHER INFORMATION	40
Item 1	—Legal Proceedings	40
Item 1A	—Risk Factors	40
Item 2	—Unregistered Sales of Equity Securities and Use of Proceeds	40
Item 3	—Defaults Upon Senior Securities	40
Item 4	—Submission of Matters to a Vote of Security Holders	40
Item 5	—Other Information	40

PART I—FINANCIAL INFORMATION

SEASPAN CORPORATION

Interim Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars)

	June 30, 2007	December 31, 2006
		(As adjusted - note 2)
Assets
Current assets:
Cash and cash equivalents	$109,929	$92,227
Accounts receivable	447	641
Prepaid expenses	4,153	3,787

	114,529	96,655
Vessels (note 4)	1,716,869	1,198,782
Deferred charges (note 5)	11,494	7,879
Other assets (note 6)	4,009	3,189
Fair value of financial instruments	43,059	10,711

	$1,889,960	$1,317,216

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10(a))	$6,476	$5,607
Deferred revenue	7,408	5,560

	13,884	11,167
Long-term debt (note 7)	962,539	563,203

Fair value of financial instruments	4,250	15,831

Shareholders’ equity:
Share capital (note 8)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 45,906,500 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	530	475
Additional paid in capital	903,311	748,410
Retained deficit	(14,313)	(17,658)
Accumulated other comprehensive income (loss)	19,759	(4,212)

	909,287	727,015

	$1,889,960	$1,317,216

Commitments and contingent obligations (note 11)

Subsequent events (note 13)

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Earnings

(Unaudited)

(Expressed in thousands of United States dollars, except per share amount)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
		(As adjusted - note 2)		(As adjusted - note 2)
Revenue	$48,876	$27,829	$90,104	$52,636

Operating expenses:
Ship operating (note 3(a))	11,153	6,674	20,910	12,469
Depreciation	12,220	6,276	22,736	11,880
General and administrative	1,483	1,148	2,842	2,109

	24,856	14,098	46,488	26,458

Operating earnings	24,020	13,731	43,616	26,178

Other expenses (earnings):
Interest expense	8,580	3,988	15,127	6,691
Interest income	(1,040)	(86)	(2,115)	(249)
Undrawn credit facility fee	587	788	1,248	1,349
Amortization of deferred charges (note 5)	248	494	429	984
Write-off on debt refinancing (note 5)	635	—	635	—
Change in fair value of financial instruments	(18,512)	99	(19,957)	99

	(9,502)	5,283	(4,633)	8,874

Net earnings	$33,522	$8,448	$48,249	$17,304

Weighted average shares used in computation of basic earnings per share	51,575	36,006	49,557	36,006

Weighted average shares used in computation of diluted earnings per share	51,605	36,006	49,583	36,006

Earnings per share, basic and diluted	$0.65	$0.23	$0.97	$0.48

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2007

	Number of common shares			Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Total comprehensive income
	Class A	Class B	Class C
						(As adjusted - note 2)		(As adjusted - note 2)	(As adjusted - note 2)
Balance, December 31, 2005	28,846,500	7,145,000	100	$360	$512,229	$6,471	$4,799	$523,859
Class A common shares issued on equity offering	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expenses (note 9):
Restricted Class A common shares issued and phantom share units	30,750	—	—	—	1,182	—	—	1,182
Net earnings	—	—	—	—	—	37,088	—	37,088	$37,088
Other comprehensive net income:
Change in fair value of financial instruments designated as cashflow hedging instruments	—	—	—	—	—	—	(9,011)	(9,011)	(9,011)

									$28,077

Dividends on common shares	—	—	—	—	—	(61,217)	—	(61,217)
Balance, December 31, 2006	40,377,250	7,145,000	100	475	748,410	(17,658)	(4,212)	727,015
Class A common shares issued on equity offering (note 8)	5,475,000	—	—	55	161,184	—	—	161,239
Fees and expenses in connection with issuance of common shares	—	—	—	—	(6,878)	—	—	(6,878)
Share-based compensation expenses (note 9):
Restricted Class A common shares issued and phantom share units	54,250	—	—	—	595	—	—	595
Net earnings	—	—	—	—	—	48,249	—	48,249	$48,249
Other comprehensive net income:
Change in fair value of financial instruments designated as cashflow hedging instruments	—	—	—	—	—	—	23,971	23,971	23,971

Dividends on common shares	—	—	—	—	—	(44,904)	—	(44,904)	$72,220

Balance, June 30, 2007	45,906,500	7,145,000	100	$530	$903,311	$(14,313)	$19,759	$909,287

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
		(As adjusted - note 2)		(As adjusted - note 2)
Cash provided by (used in):

Operating activities:
Net earnings	$33,522	$8,448	$48,249	$17,304
Items not involving cash:
Depreciation	12,220	6,276	22,736	11,880
Share-based compensation (note 9)	270	75	595	151
Amortization of deferred charges (note 5)	248	494	429	984
Write-off on debt refinancing (note 5)	635	—	635	—
Change in fair value of financial instruments	(18,512)	99	(19,957)	99
Change in assets and liabilities:
Prepaid expenses and accounts receivable	(415)	(392)	(172)	(486)
Other assets and deferred charges	(611)	(361)	(1,719)	(673)
Accounts payable and accrued liabilities	395	307	869	52
Deferred revenue	444	(1,161)	1,848	(441)

Cash from operating activities	28,196	13,785	53,513	28,870

Financing activities:
Common shares issued, net of share issue costs (note 8)	154,361	—	154,361	—
Draws on credit facilities (note 7)	226,926	75,393	399,336	189,180
Deferred financing fees incurred (note 5)	(3,892)	(1,554)	(3,961)	(1,654)
Dividends on common shares	(23,674)	(15,303)	(44,904)	(30,606)

Cash from financing activities	353,721	58,536	504,832	156,920

Investing activities:
Expenditures for vessels	(57,578)	(56,893)	(280,399)	(170,680)
Deposits on vessels	(248,426)	(16,556)	(260,216)	(20,556)
Intangible assets	(129)	—	(28)	—

Cash used in investing activities	(306,133)	(73,449)	(540,643)	(191,236)

Increase (decrease) in cash and cash equivalents	75,784	(1,128)	17,702	(5,446)

Cash and cash equivalents, beginning of period	34,145	11,400	92,227	15,718

Cash and cash equivalents, end of period	$109,929	$10,272	$109,929	$10,272

Supplementary information (note 10(b))

See accompanying notes to financial statements.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

1.	General:

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2006 financial statements filed with the Securities and Exchange Commission (SEC) in the Company’s Annual Report on Form 20-F and Exhibit 2 of the report on Form 6-K filed on April 17, 2007 with the SEC for the retrospective application of a change in accounting policy.

2.	Significant accounting policies:

Except as disclosed below, the significant accounting policies used in preparing these financial statements are consistent with those used in preparing Seaspan Corporation’s (the Company’s) financial statements for the year ended December 31, 2006.

(a)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively, resulting in the restatement of 2006 results. The impact of this restatement on the balance sheet as at December 31, 2006, the statement of earnings for the six months ended June 30, 2007 and the statement of shareholders’ equity for the year ended December 31, 2006 are as follows:

	As previously reported	Adjustment	As adjusted
As at December 31, 2006:
Deferred charges	$7,809	$70	$7,879
Other assets	1,315	1,874	3,189
For the six months ended June 30, 2006:
Operating earnings	$25,505	$673	$26,178
Other expenses	8,868	6	8,874
Net earnings	16,637	667	17,304
Earnings per share	0.46	0.02	0.48
For the year ended December 31, 2006:
Retained earnings, December 31, 2005	$6,051	$420	$6,471
Net earnings	35,564	1,524	37,088

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

2.	Significant accounting policies (continued):

(b)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current quarter.

3.	Related party transactions:

(a)	Management Agreements:

Seaspan Management Services Limited and its wholly-owned subsidiaries (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 13.5% voting interest in the Company as at June 30, 2007.

In connection with entering into the agreement to provide the Company with the strategic services described below, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At June 30, 2007, the incentive shares do not have rights to incremental dividends.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services—The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the six-month period ended June 30, 2007, the Manager provided technical services at a cost of $21,890,000 (2006 - $13,142,000) to the Company. A portion of the technical services fee relates to dry-dock activities. During the six-month period ended June 30, 2007, $1,162,000 (2006 - $673,000) of the technical services fee paid to the Manager relate to dry-dock activities.

•

Administrative and Strategic Services—The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the six month period ended June 30, 2007, the Manager provided fixed fee administrative and strategic services at a cost of $36,000 (2006 - $36,000), and the Company reimbursed expenses incurred by the Manager in the amount of $760,000 (2006 - $418,000).

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

3.	Related party transactions:

(a)	Management Agreements (continued):

On May 4, 2007, the Management Agreement was amended and restated to include the secondhand vessels (the Amended Management Agreement). Under the original Management Agreement, the Manager provides technical, strategic and administrative services (the Services) to the Company for the 23 vessels that made up the Company’s contracted fleet at the time of the IPO (the IPO vessels). These Services will continue to be provided to the Company under the Amended Management Agreement. Under the Amended Management Agreement, the Manager may also provide Services on any other new build or secondhand vessel that the Company acquires. Under the Amended Management Agreement, the Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee $5,750 per day for each 4800 TEU vessel until December 31, 2008 and thereafter will be subject to renegotiation every three years.

Under the Amended Management Agreement, the Company will fund at its own expense pre-delivery purchases and services to ensure the seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag.

On May 18, 2007, the Company entered into a Management Agreement for the 2500 TEU and 3500 TEU vessels (the 2500/3500 Management Agreement). Under the 2500/3500 Management Agreement, the Manager provides technical services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,000 per day for each 2500 TEU vessel and $4,200 per day for each 3500 TEU vessel. The technical services fee does not include certain extraordinary items.

On May 18, 2007, the Company entered into a Management Agreement for the 5100 TEU vessels (the 5100 Management Agreement). Under the 5100 TEU Management Agreement, the Manager provides technical services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,800 per day for each 5100 TEU vessel. The technical services fee does not include certain extraordinary items.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

3.	Related party transactions (continued):

(a)	Management Agreements (continued):

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Due to related parties:

As at June 30, 2007, $2,713,000 (December 31, 2006 - $1,116,000) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services, dry-dock costs and acquisition costs paid on the Company’s behalf. As at June 30, 2007, $430,000 (December 31, 2006 - $204,000) is due to related parties for amounts collected from or deducted by charterers by the Company on the behalf of related parties. These amounts are to be repaid in the ordinary course of business.

4.	Vessels:

June 30, 2007	Cost	Accumulated depreciation	Net book value
Vessels	$1,411,110	$56,800	$1,354,310
Deposits on vessels	362,559	—	362,559

	$1,773,669	$56,800	$1,716,869

December 31, 2006	Cost	Accumulated depreciation	Net book value
Vessels	$1,130,712	$34,064	$1,096,648
Deposits on vessels	102,134	—	102,134

	$1,232,846	$34,064	$1,198,782

During the six month period ended June 30, 2007, the Company capitalized interest costs of $4,490,000 (2006 – $57,000) as deposits on vessels.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2006, as adjusted (note 2)	$70	$7,809	$7,879
Cost incurred	927	3,961	4,888
Amortization expensed	(65)	(364)	(429)
Amortization capitalized	—	(209)	(209)
Write-off on debt refinancing	—	(635)	(635)

June 30, 2007	$932	$10,562	$11,494

During the quarter ended June 30, 2007, the Company refinanced the $1.0 billion credit facility, as described in note 7. As a result, $635,000 of previously deferred costs incurred in connection with the $1.0 billion credit facility were expensed.

6.	Other assets:

	June 30, 2007	December 31, 2006
		(As adjusted - note 2)
Prepaid expenses	$2,666	$1,874
Intangible assets	1,343	1,315

Other assets	$4,009	$3,189

7.	Long-term debt:

	June 30, 2007	December 31, 2006
$1.3 billion revolving credit facility (2006 - $1.0 billion credit facility)	$830,196	$464,347
$365.0 million revolving credit facility	66,630	35,420
$218.4 million credit facility	65,713	63,436

Long-term debt	$962,539	$563,203

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

7.	Long-term debt (continued):

(a)	On May 11, 2007, the Company amended and restated its $1.0 billion credit facility dated August 8, 2005. The amended and restated credit agreement provides for a $1.3 billion single-tranche senior secured seven year revolving credit facility ($1.3 billion revolving credit facility). The borrowings of this facility will be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes.

The Company’s obligations under the $1.3 billion revolving credit facility are secured by the following, among other things:

•

first and second priority mortgages on the 23 vessels in the Company’s initial contracted fleet as well as the four 4800 TEU vessels which the Company purchased from A. P. Møller-Mærsk A/S between October and December 2006; and

•	first-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

Until August 11, 2012, the Company will be able to borrow up to $1.3 billion without adding additional collateral so long as the total outstanding loan balance remains below 70% of the market value of the vessels that are collateralized. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the Facility so long as the loan to value ratio does not exceed 80% (the Overadvance Loan).

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction and beginning on May 11, 2014, the maximum facility amount will be reduced by $65.0 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. The Company has the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. The Company is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. The amended and restated credit agreement requires payment of interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LlBOR plus 1.0% per annum.

The $1.3 billion revolving credit facility requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

7.	Long-term debt (continued):

(a)	(continued):

The facility maturity date is May 11, 2014, except that the Company has the option to extend the facility maturity for one additional year under certain circumstances.

The amended and restated credit agreement contains certain financial covenants including covenants requiring the Company to, among other things, maintain a minimum tangible net worth and interest and principal coverage ratios.

(b)	Minimum repayments:

As at June 30, 2007, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$2,825
2011	3,012
Thereafter	956,702

$962,539

8.	Share capital:

On April 24, 2007, the Company completed an equity offering and issued 5,000,000 common shares at $29.45 per share. On April 30, 2007, an additional 475,000 common shares were issued to the underwriters as part of the over-allotment option granted to them by the Company. The net proceeds of $154,361,000 from this offering will be used to fund a portion of the purchase price of the undelivered vessels that the Company has contracted to purchase and for working capital and other general corporate purposes.

9.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which its officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

9.	Share-based compensation (continued):

Under the plan, the Company issued the following share-based awards during the six month period ended June 30, 2007.

(a)	18,750 restricted Class A common shares to its independent directors as compensation for services for 2007. These shares vest on December 31, 2007.

(b)	2,333 Class A common shares to the former Chief Financial Officer as additional compensation for services for 2006 and 2007.

During the six months ended June 30, 2007, the following share-based awards vested:

(c)	On January 1, 2007, one-third of the phantom share units issued to the Chief Executive Officer as compensation for services vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The 66,333 phantom share units outstanding as at June 30, 2007 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

(d)	On January 1, 2007, one-third of the 14,500 restricted Class A common shares issued to the former Chief Financial Officer as compensation for services vested. The remaining two thirds of the 14,500 restricted Class A common shares issued will not vest and have been cancelled as the grantee is no longer in the service of the Company.

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2006	14,500	$22.40	99,500	$22.40
Granted	21,083	24.43	—	—
Vested	(4,833)	22.40	(33,167)	22.40
Cancelled	(9,667)	22.40	—	—

June 30, 2007	21,083	$24.43	66,333	$22.40

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2005	—	$—	—	$—
Granted	15,000	20.14	—	—
Vested	—	—	—	—

June 30, 2006	15,000	$20.14	—	$—

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

9.	Share-based compensation (continued):

The 16,250 restricted Class A common shares issued to the independent directors as compensation for services for 2006 vested on December 31, 2006.

The above shared-based awards are recognized as compensation costs over the requisite service period in the income statement based on the fair value of the award on the date of grant. During the six month period ended June 30, 2007, the Company recognized a total of $596,000 (2006 - $151,000) share-based compensation expenses. As at June 30, 2007, there was $1,339,000 (December 31, 2006 - $1,702,000) of total unrecognized compensation costs relating to the outstanding share-based awards. The unrecognized compensation cost to the independent directors is expected to be recognized over a six month period and the unrecognized compensation costs relating to the share-based awards issued to the Chief Executive Officer are expected to be recognized over a 18 month period.

10.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	June 30, 2007	December 31, 2006
Due to related parties (note 3(b))	$3,143	$1,320
Accrued interest	2,099	2,165
Other accrued liabilities	1,234	2,122

	$6,476	$5,607

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Interest paid	$9,210	$3,889	$15,442	$6,315
Interest received	1,040	86	2,157	249
Undrawn credit facility fee paid	421	788	929	1,356

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

11.	Commitments and contingent obligations:

(a)	On March 2, 2007, the Company agreed to purchase two 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding Co., Ltd. in China. The contractual purchase price is $41,750,000 per vessel. The vessels are scheduled to be delivered between March and June 2010.

On March 30, 2007, the Company agreed to purchase four 4250 TEU vessels that will be built by Jiangsu New Yangzi Shipbuilding Co., Ltd. in China. The contractual purchase price is $61,350,000 per vessel. The vessels are scheduled to be delivered between March and September 2009.

On May 10, 2007, the Company agreed to purchase eight 8500 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. in South Korea. The contractual purchase price is $122,500,000 per vessel. The vessels are schedule to be delivered between November 2009 and November 2010.

As at June 30, 2007, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

2007	$278,779
2008	333,820
2009	661,320
2010	481,630

$1,755,549

(b)	As at March 31, 2007, the Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co., Ltd. (CSCL Asia), a subsidiary of China Shipping Container Lines Co., Ltd., (CSCL), Hapag-Lloyd USA, LLC (HL USA), a subsidiary of Hapag-Lloyd AG, A.P. Møller-Mærsk A/S (APM) and COSCO Container Lines Co., Ltd. (COSCON) to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

For vessels under construction, the Company is committed under charter party agreements with COSCON, CSCL Asia and Mitsui O.S.K. Lines (MOL) to supply the vessels on a full-time basis for a fixed daily charter rate, once vessel construction is completed.

On March 16, 2007, the Company signed charter agreements for the two 2500 TEU vessels with Kawasaki Kisen Kaisha, Ltd. (K-Line) of Japan at a rate of $17,880 per day for 10 year charters.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

11.	Commitments and contingent obligations (continued):

(b)	(continued):

On March 30, 2007, the Company agreed to charter agreements for the four 4250 TEU vessels with Compañía SudAmeríca de Vapores SA (CSAV) of Chile at a rate of $25,925 per day for six-year charters.

On April 30, 2007, the Company signed charter agreements for the eight 8500 TEU vessels with Cosco Container Lines (Hong Kong) Co., Ltd., an affiliate of COSCON of China at a rate of $42,900 per day for 12-year charters. COSCON will have three consecutive one year options to charter each of the ships for $43,400 per vessel per day after the 12-year firm charter periods.

As at June 30, 2007, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2007	$107,014
2008	221,992
2009	289,359
2010	425,728
2011	477,198
Thereafter	3,200,483

$4,721,774

(c)	Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payments to the Manager for technical and administrative services for the reminder of the current management agreement are as follows:

2007	$25,623
2008	52,631

$78,254

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

12.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM and COSCON are the Company’s only customers as at June 30, 2007. As at June 30, 2007, customers accounting for its total revenues are:

	June 30, 2007	December 31, 2006
CSCL Asia	$46,589	$86,938
HL USA	25,181	28,436
APM	16,563	3,115
COSCON	1,771	—

	$90,104	$118,489

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the financial instruments is recognized on the balance sheet.

(c)	Interest rate risk management agreements:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

(c)	Interest rate risk management agreements (continued):

Pursuant to the credit facility agreements, at June 30, 2007 the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

12.	Financial instruments (continued):

(c)	Interest rate risk management agreements (continued):

The Company has designated certain of these interest rate swaps as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

	Fixed LIBOR	Notional amount as at June 30, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	4.6325%	$546,429	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2500%	64,665	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	48,230	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	35,000	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.5150%	29,580	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

In addition, the Company has the following interest rate swaps that are not designated as hedges:

	Fixed LIBOR	Notional amount as at June 30, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.0275%	49,080	158,000	May 31, 2007	September 30, 2015
Interest rate swap	5.1700%	16,700	55,500	April 30, 2007	May 29, 2020
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2007

13.	Subsequent events:

(a)	On July 2, 2007, the Company entered into an interest rate swap agreement to fix LlBOR at 5.64%. The effective date of the interest rate swap is August 31, 2007, maturing on August 31, 2017. The maximum notional amount during the term of the swap is $714,500,000.

(b)	On July 3, 2007, the Company paid $8,350,000 to Jiangsu Yangzijiang Shipbuilding Co., Ltd. in China for the first installment for one of the 2500 TEU vessels.

(c)	On July 5, 2007, the Company purchased the CSCL Long Beach from Spruce Shipping Company Limited at a cost of $115,956,000 pursuant to the Asset Purchase Agreement. The CSCL Long Beach is the final vessel of the initial contracted fleet. The vessel is the 14th of 22 vessels subject to long-term, fixed-rate charters with CSCL Asia, a subsidiary of CSCL.

On July 5, 2007, the Company drew an additional $115,956,000 on the $1.3 billion revolving credit facility to fund the purchase of the CSCL Long Beach.

(d)	On July 5, 2007, the Company took delivery of the COSCO Yingkou from Zhejiang Shipbuilding Co. Ltd. (Zhejiang) in China.

(e)	On July 12, 2007, the Company drew $8,250,000 on the $365.0 million revolving credit facility to fund installment payments for the 2500 TEU vessels under construction.

(f)	On July 18, 2007, the Company declared a cash dividend of $0.44625 per share, representing a total cash distribution of $23,674,000. The cash dividend is payable on August 10, 2007 to all shareholders of record on July 30, 2007.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

As at June 30, 2007, we owned and operated a fleet of 27 containerships and subsequent to the quarter end, we took delivery of two additional vessels for a total operating fleet of 29 vessels. All of these vessels are on long-term time charters with well-established container shipping companies. Currently, 14 containerships in our fleet are under time charters with China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. CSCL is the sixth largest container shipping company in the world. Nine containerships in our fleet are under time charters with Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd AG. Hapag-Lloyd AG is the fifth largest container shipping company in the world. Four vessels are chartered to A.P. Møller-Mærsk A/S, or APM, the world’s largest container shipping company. Two containerships in our fleet are under time charter with COSCO Container Lines Co., Ltd., or COSCON, a subsidiary of China COSCO Holdings Co., Ltd., the world’s seventh-largest container shipping company.

We have entered into contracts to purchase an additional 26 containerships to be delivered over the next 3.5 years, eight of which have been entered into in the period ending June 30, 2007. The 26 containerships that we have contracted to purchase will similarly be chartered on a long-term basis. Customers for the additional 26 vessels include Mitsui O.S.K. Lines, or MOL, CSCL Asia, COSCON, Kawasaki Kisen Kaisha, Ltd., or K-Line and Compañía SudAmerica de Vapores SA, or CSAV. MOL is the 12th largest container shipping company by TEU capacity. K-Line is Japan’s third largest container shipping company and is ranked 13th in the world by TEU capacity. CSAV is the largest container shipping company in South America and is ranked 16th in the world.

We intend to increase the size of our fleet through timely and selective acquisitions of new and secondhand vessel containerships that we believe will be accretive to distributable cash flow per share. We believe that entering into newbuild contracts will provide for the long-term growth of our fleet. In addition, we believe that selectively acquiring high-quality secondhand vessels with long-term charters with leading container liners should provide for near-term growth in our fleet. We intend to continue this strategy to the extent market conditions permit, as we believe that it will enable us to reduce capital costs and enhance returns. For any additional vessels that we acquire, our customer selection process will be targeted at well-established container shipping companies that are growing in their trade routes and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. We cannot assure you that we will successfully consummate any additional vessel acquisitions or that we will successfully enter into any time charters with our targeted customers.

Our Fleet

We have completed the acquisition of our initial contracted fleet of 23 vessels at the time of our initial public offering, have acquired six additional vessels and have contracted to purchase 26 additional vessels. These additional vessels, some of which are currently under construction, consist of ten 2500 twenty-foot equivalent unit, or TEU, vessels, four 4250 TEU vessels, four 5100 TEU vessels and eight 8500 TEU vessels. The following table summarizes the number of vessels in our fleet as we take scheduled delivery:

TEU Vessel Size			Forecasted
		As of	Year Ending December 31,
Class	Actual	June 30, 2007	2007	2008	2009	2010
9600	9580	1	2	2	2	2
8500	8468	2	2	2	4	10
5100	5087	—	—	—	4	4
4800	4809	4	4	4	4	4
4250	4253	19	19	19	23	23
3500	3534	1	2	2	2	2
2500	2546	—	—	2	8	10

Operating Vessels		27	29	31	47	55

Actual Capacity (TEU)		130,093	143,207	148,299	217,871	273,771

Our Management Agreements

On May 4, 2007, we amended and restated our management agreement (the “Original Management Agreement”) dated August 8, 2005, with Seaspan Management Services Limited (our “Manager”) and with Seaspan Advisory Services Limited (“SASL”), Seaspan Ship Management Ltd. (“SSML”) and Seaspan Crew Management Ltd. (“SCML”) (the amended agreement is referred to as the “Amended Management Agreement”). The amendments primarily result from our acquisition of four 4800 TEU secondhand vessels acquired from APM (the “Mærsk Vessels”).

Under the terms of the Original Management Agreement, our Manager provided certain technical ship management services for the 23 vessels in our initial contracted fleet at the time of our initial public offering and certain administrative and strategic services for our company. Under the Amended Management Agreement, our Manager will continue to provide the technical services for our initial contracted fleet and the administrative and strategic services to our company. However, under the Amended Management Agreement, the Manager will also provide technical services for the Mærsk Vessels and we may, with the prior approval of our Manager, add to the Amended Management Agreement other vessels, whether under construction, new or secondhand, that we may acquire (these vessels together with the Mærsk Vessels and our initial contracted fleet are referred to as the “Vessels”).

The technical services provided by our Manager under the Amended Management Agreement are substantially the same as those provided under the Original Management Agreement except that certain amendments were made to account for the practicalities of acquiring secondhand vessels and vessels other than our initial contracted fleet. Those amendments include, but are not limited to, the following:

•

Pre-delivery Services. Our Manager will still oversee and supervise the construction or acquisition of Vessels and the Amended Management Agreement provides further details of such services. Our Manager will obtain our approval for all material decisions in respect of Vessels under construction (other than any vessel in our initial contracted fleet) and, in respect of all Vessels, for the cost of the pre-delivery services and pre-delivery purchases and expenses.

•

Dry-docking Allocation. Our Manager will still allocate a portion of the technical services fees of each Vessel toward the normally scheduled dry-docking costs and expenses of such Vessel (the “Dry-docking Allocation”). For our initial contracted fleet, our Manager will still reimburse us for the portion of the Dry-docking Allocation we pay to our Manager if the Amended Management Agreement is terminated, expires or our Manager otherwise ceases to manage such Vessel (each a “Termination Event”) before the dry-docking occurs. However, for the Mærsk Vessels, if at the time of a Termination Event, a dry-docking has occurred for which the Manager has not fully recovered the Dry-docking Allocation through the payment of technical services fees for such Vessel, we will reimburse the Manager for the portion of the Dry-docking Allocation not yet recovered.

For Vessels other than those of our initial contracted fleet or the Mærsk Vessels, the reimbursement of the Dry-docking Allocation upon a Termination Event will follow that of our initial contracted fleet if our Manager has sufficient time prior to the normally scheduled dry-docking after such vessel has been acquired to accrue the Dry-docking Allocation to cover the relevant cost and will follow that of the Mærsk Vessels if the Manager has paid the cost of a normally scheduled dry-docking prior to having sufficient time to accrue the Dry-docking Allocation from us.

•

Repairs in advance of Dry-docking. For all Vessels, we will reimburse our Manager for costs and expenses associated with repairs the Manager reasonably considers must be performed prior to the next normally scheduled dry-docking if a Termination Event occurs before our Manager is able to fully recover the relevant allocated fees from us.

•

Stores and Equipment. For Vessels other than those in our initial contracted fleet, we will pay for, on the recommendation of our Manager, the pre-delivery purchase of stores, spares, lubricating oils, supplies, equipment and services related to the delivery of the Vessel to ensure its seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag. Generally, for our initial contracted fleet, where our Manager provides certain stores and equipment, we will reimburse the Manager for the fair market value of such stores and equipment if a Termination Event occurs. Generally, for vessels that are not part of the initial contracted fleet where we provide certain stores and equipment, our Manager will either return such Vessel to us with the same level of stores and equipment required to continue operating the vessel or pay us an equivalent amount at our option.

Under the Amended Management Agreement, we will pay an initial technical service fee of $5,750 per vessel per day to our Manager for the management of the Mærsk Vessels. As was the case under the Original Management Agreement, this fee will remain in effect until December 31, 2008 and will be adjusted every three years thereafter. The Amended Management Agreement expires on December 31, 2025, unless it is renewed or terminated earlier pursuant to its terms.

On May 18, 2007, we entered into a separate management agreement (the “2500/3500 Management Agreement”) with our Manager, SASL, SSML, and SCML to provide technical services for our two 3500 TEU vessels and eight of the ten 2500 TEU vessels that we have contracted to purchase from Jiangsu Yangzijiang Shipbuilding Co., Ltd. On May 18, 2007, we also entered into a separate management agreement (the “5100 Management Agreement”) with our Manager, SASL, SSML, and SCML to provide technical services for the four 5100 TEU vessels that we contracted to acquire from Hyundai Heavy Industries Co., Ltd., or HHI.

The terms of the 2500/3500 Management Agreement and the 5100 Management Agreement are substantially similar to those of the Amended Management Agreement with respect to the technical services and services related to pre-delivery matters. Under both the 2500/3500 Management Agreement and the 5100 Management Agreement, our Manager will provide technical ship management and pre-delivery services for the relevant vessels, including managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing certain stores and equipment, making maintenance capital expenditures for vessels during their operation, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run the vessels.

Under the 2500/3500 Management Agreement, we will pay an initial technical service fee of $4,000 per vessel per day to our Manager for the management of the eight 2500 TEU vessels and $4,200 per vessel per day for the two 3500 TEU vessels. Under the 5100 Management Agreement, we will pay an initial technical service fee of $4,800 per vessel per day to our Manager for the management of the four 5100 TEU vessels. These fees will remain in effect until December 31, 2008 and will thereafter be adjusted every three years. The 2500/3500 Management Agreement and the 5100 Management Agreement each expire on December 31, 2025, unless they are renewed or terminated earlier pursuant to their terms.

Our $1.3 Billion Revolving Credit Facility

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility was amended and restated on May 11, 2007. The amended and restated credit agreement (the “Amended Agreement”) provides for a $1.3 billion single-tranche senior secured seven year revolving credit facility. The borrowings of the facility may be used to finance vessel acquisitions, to refinance vessels already acquired by us and for general corporate purposes. The facility maturity date is May 11, 2014, except that we have the option to extend the facility maturity for one additional year under certain circumstances.

Our obligations under the Amended Agreement are secured by, among other things, first and second priority mortgages on the vessels of the initial contracted fleet as well as the Mærsk Vessels. Also, the facility is secured by a first-priority assignment of earnings related to these same vessels, including time-charter revenues, and a first-priority assignment of insurance proceeds.

Until August 11, 2012, we will be able to borrow up to $1.3 billion without adding additional collateral so long as the total outstanding loan balance remains below 70% of the market value of the vessels that are collaterized. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility so long as the loan to value ratio does not exceed 80% (the “Overadvance Loan”).

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction and beginning on May 11, 2014, the maximum facility amount will be reduced by $65 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. We have the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. Under the terms of Amended Agreement, we must pay interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum. The Amended Agreement requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

In addition to the security granted by us to secure the facility, we are also subject to other customary conditions before we may borrow under the facility, including but not limited to, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the Amended Agreement. In addition, the Amended Agreement contains various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The Amended Agreement also contains certain financial covenants including but not limited to those that require us to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The Amended Agreement contains customary events of default, including but not limited to non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Our $365.0 Million Revolving Credit Facility

On May 19, 2006, we entered into an 11 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders.

The facility is split into two separate tranches, one to fund the acquisition of our two 3500 TEU vessels and the second to fund the construction of the eight of our ten 2500 TEU vessels. We are also able to use the facility for general corporate purposes in certain circumstances. Our obligations under the facility will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU vessels. Also, the facility is secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues, and any insurance proceeds and first priority assignments of shipbuilding contracts and related refund guarantees.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid, may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning six months from the delivery date of the last vessel securing the first tranche of the facility, but no later than March 31, 2008, the total amounts available for borrowing under the first tranche will be reduced semiannually until the maturity date, at which time the outstanding balance shall be repaid. Beginning six months from the delivery date of the last vessel securing the second tranche of the facility, but no later than April 30, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually until the maturity date, at which time the outstanding balance shall be repaid.

Indebtedness under this revolving credit facility bears interest at a rate equal to LIBOR plus 0.850% until approximately July 5, 2013, for the first tranche, and approximately August 31, 2015, for the second tranche, and LIBOR plus 0.925% thereafter. We incur a commitment fee on the unused portion of the revolving credit facility at a rate of 0.3% per annum.

We are subject to other customary conditions before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of our vessels.

This revolving credit facility agreement contains certain financial covenants including covenants requiring us to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios similar to the $1.3 billion credit facility.

The credit agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy and change of control.

On June 29, 2007, we amended the $365.0 million revolving credit facility. The amendments included permitting us to enter into the 2500/3500 Management Agreement and requiring us to provide a first priority assignment of such management agreement in favor of the lenders and converting certain conditions precedent to each pre-delivery drawing into conditions subsequent that may be satisfied within 35 days after the relevant drawing. If we do not comply with the conditions subsequent within the required time periods set out in the amendment, we must immediately repay the relevant advance to which the non-compliance relates and the repayment will cure the non-compliance.

Our $218.4 Million Credit Facility

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The facility maturity date is earlier of the anniversary date falling twelve years after the delivery date of the fourth 5100 TEU vessel delivered and December 23, 2021.

Our obligations under the facility are secured by first-priority assignments of the shipbuilding contracts and refund guarantees. Also, our obligations under the facility will be secured by first-priority mortgages on our four 5100 TEU vessels and first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds. Beginning thirty-six months from the scheduled delivery date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum. The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility.

We are subject to other customary conditions before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; or

•	change the flag, class, or management of our vessels.

The credit agreement also contains covenants, among others, requiring us to maintain:

•	a tangible net worth (as defined in the credit agreement) of $450,000,000;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio (as defined in the credit agreement) of 2.50 to 1.00; and

•	an interest and principal coverage ratio (as defined in the credit agreement) of 1.1 to 1.0.

The credit agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Equity Offering

On April 24, 2007, we issued 5,000,000 common shares in an underwritten public offering. The offering provided us with $141,360,000 in proceeds after deducting the underwriting discount (but before expenses). On April 30, 2007, we issued an additional 475,000 common shares to the underwriters as part of the over-allotment option granted to them by us. The offering of these additional shares yielded proceeds of $13,429,200 after deducting the underwriting discount (but before expenses).

The proceeds from the underwritten public offering and the over-allotment option were used by us to primarily fund vessel acquisitions.

Our Dividend Policy

On April 16, 2007, we declared a quarterly cash dividend of $0.44625 on our common shares. The dividend was paid on May 11, 2007 to all shareholders of record as of April 30, 2007. For the quarter ended June 30, 2007, we declared a quarterly cash dividend of $0.44625 on our common shares. The cash dividend is payable on August 10, 2007 to all shareholders of record as of July 30, 2007.

Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend. We estimate that we will pay aggregate dividends approximately equal to our operating cash flow (which includes a deduction for dry-docking costs and other expenses pursuant to our management agreements). Our board of directors will assess when we will have sufficient operating cash flow in order to retain a portion of our cash for reinvestment in our business.

Given that we have completed the acquisition of our initial contracted fleet and have achieved a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash flow for reinvestment in our business while continuing to pay our regular quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet. There can be no assurance that we will be successful in meeting our goal.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of our predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the predetermined purchase price we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Share-based Compensation

Effective January 1, 2006, we adopted FAS No. 123 (R), “Share-Based Payment”, which requires the fair value method of accounting for share based compensation awards. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of restricted shares is based on the market value of our common shares at the grant date. Compensation costs for share-based awards are recognized over the related service period.

Impairment of Long-lived Assets

We will evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Derivative Instruments

In connection with our credit facilities, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. Certain swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are expected to be effective in mitigating the risk of changes in interest rates over the term of the debt. We have recognized these derivative instruments on the balance sheet at their fair value. Changes in the fair value of the interest rate swaps that are accounted for as hedging instrument are excluded from earnings until settled. We have not held or issued, and will not hold or issue, derivative financial instruments for trading or other speculative purposes.

Other derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

Accounting for Dry-dock Activities

Effective January 1, 2007, we adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for

Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, we accounted for dry-dock activities using the accrue-in-advance method. We have adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

We have applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as of December 31, 2006 and for the three and six months ended June 30, 2006 have been adjusted. The effect of the adjustment is an increase to our net earnings of $0.4 million and $0.7 million respectively for the three and six months ended June 30, 2006. As at December 31, 2006, the effect of the adjustment to our balance sheet is an increase in other assets of $1.9 million and a decrease in retained deficit of $1.9 million.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Dry-docking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a special survey.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter. A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Results of Operations

Three and Six Months Ended June 30, 2007 Compared with Three and Six Months Ended June 30, 2006

The following discussion of our financial condition and results of operations for the three and six months ended June 30, 2007 and 2006, has been prepared in accordance with GAAP and, except where otherwise specifically indicated all amounts are expressed in United States dollars.

The following table presents our operating results for the three and six month periods ended June 30, 2007 and 2006:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
		(As adjusted)(1)		(As adjusted)(1)
Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$48,876	$27,829	$90,104	$52,636
Operating expenses:
Ship operating	11,153	6,674	20,910	12,469
Depreciation	12,220	6,276	22,736	11,880
General and administrative	1,483	1,148	2,842	2,109

Operating earnings	24,020	13,731	43,416	26,178
Other expenses (earnings):
Interest expense	8,580	3,988	15,127	6,691
Interest income	(1,040)	(86)	(2,115)	(249)
Undrawn facility fee	587	788	1,248	1,349
Amortization of deferred charges	248	494	429	984
Write-off on debt refinancing	635	—	635	—
Change in fair value of financial instruments	(18,512)	99	(19,957)	99

Net earnings	33,522	8,448	48,249	17,304
Common shares outstanding	51,575,300	36,006,600	49,557,319	36,006,600
Per share data (in dollars):

Earnings per share, basic and diluted:	$0.65	$0.23	$0.97	$0.48

Cash dividends paid	$0.44625	$0.425	$0.8925	$0.850

Statement of cash flows data (in thousands of dollars, except where otherwise stated):
Cash flows provided by (used in):
Operating activities	28,196	13,785	53,513	28,870
Financing activities	353,721	58,536	504,832	156,920
Investing activities	(306,133)	(73,449)	(540,643)	(191,236)

Net increase (decrease) in cash	$75,784	$(1,128)	$17,702	$(5,446)

	As at June 30, 2007	As at December 31, 2006
		(As adjusted)(1)
Selected balance sheet data (in thousands of dollars, except where otherwise stated):
Current assets	114,529	96,655
Vessels	1,716,869	1,198,782
Deferred charges	11,494	7,879
Fair value of financial instruments	43,059	10,711
Other assets	4,009	3,189

Total assets	$1,889,960	$1,317,216

Current liabilities	13,884	11,167
Long-term debt	962,539	563,203
Fair value of financial instruments	4,250	15,831
Shareholders’ equity	909,287	727,015

Total liabilities and shareholders’ equity	$1,889,960	$1,317,216

Other data, at quarter end:
Number of vessels in operation	27	23
Average age of fleet in years	4.5	4.8
TEU capacity	130,093	108,473
Average remaining initial term on outstanding charters	8.1	8.1

(1)	As a result of the retrospective adoption of FSP AUG AIR-1, we have adjusted certain comparative figures as at December 31, 2006 and for the three and six months ended June 30, 2006. See note 2 of our interim financial statements for additional information.

Vessels in Operation

The following table summarizes key facts regarding the 27 vessels in operations as of June 30, 2007:

Vessel Name	Vessel Size	Commence- ment of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in Q2-06 / Available Days in Q2-06	Operating Days in Q2-07 / Available Days in Q2-07	Operating Days YTD 2006 / Available Days YTD 2006	Operating Days YTD 2007 / Available Days YTD 2007
	(TEU)(1)					(in ‘000s)
CSCL Zeebrugge	9600	3/15/07	2007	CSLA Asia	12 years	$34.0	(2)	N/A	91/91	N/A	108/108
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(3)	91/91	91/91	181/181	181/181
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(3)	91/91	91/91	181/181	181/181
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)	N/A	91/91	N/A	181/181
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(4)	N/A	91/91	N/A	181/181
Mærsk Marystown	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)	N/A	91/91	N/A	181/181
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(4)	N/A	91/91	N/A	167/181

Vessel Name	Vessel Size	Commence- ment of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in Q2-06 / Available Days in Q2-06	Operating Days in Q2-07 / Available Days in Q2-07	Operating Days YTD 2006 / Available Days YTD 2006	Operating Days YTD 2007 / Available Days YTD 2007
	(TEU)(1)					(in ‘000s)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(5)	91/91	91/91	154/181	181/181
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(5)	91/91	91/91	171/181	172/181
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(6)	91/91	91/91	181/181	170/181
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(6)	91/91	91/91	181/181	172/181
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(6)	91/91	91/91	181/181	181/181
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0		91/91	91/91	181/181	181/181
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0		91/91	91/91	181/181	181/181
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0		91/91	91/91	181/181	181/181
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0		91/91	91/91	181/181	181/181
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0		91/91	91/91	181/181	181/181
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	67/91	91/91	157/181	181/181
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	91/91	90/91	179/179	181/181
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	91/91	91/91	129/129	181/181
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	85/85	91/91	85/85	181/181
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	N/A	91/91	N/A	181/181
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	N/A	91/91	N/A	181/181
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	N/A	91/91	N/A	181/181
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	N/A	91/91	N/A	95/95
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(7)	18.0	(8)	N/A	39/39	N/A	39/39
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0		N/A	91/91	N/A	95/96

(1)	Our 2500 TEU vessels, 3500 TEU vessels, 4250 TEU vessels, 4800 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 2546 TEU, 3534 TEU, 4253 TEU, 4809 TEU, 8468 TEU, and 9580 TEU, respectively.
(2)	CSCL Asia has an initial daily charter rate of $34,000 per day for the first six years, increasing to $34,500 per day after six years.

(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(4)	APM has a initial charter for five years at $23,450, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.
(5)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(6)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(7)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(8)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

We began the quarter with 26 vessels in operations that contributed 2,366 operating days for the three months ended June 30, 2007. During the quarter, we took delivery of the Manila Express contributing 39 operating days for total operating days of 2,405 as compared to 2,096 operating days for the three months ended June 30, 2006.

The following tables summarize vessel utilization and the impact of the off-hire experienced as a result of the dry-docking for special surveys and hull repairs on our revenues for the first and second quarters of 2007 and 2006:

	Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006
Vessel Utilization:
Ownership Days	2,405	1,450	2,096	1,296	4,501	2,746
Less Off-hire Days:
Scheduled 5-Year Survey	—	—	(33)	(20)	(33)	(20)
Incremental Due to Rudder Horn Repair	—	—	(9)	(17)	(9)	(17)
Grounding	—	(24)	—	—	—	(24)
Other	(1)	—	(1)	—	(2)	—

Operating Days	2,404	1,426	2,053	1,259	4,457	2,685

Vessel Utilization	99.9%	98.3%	97.9%	97.1%	99.0%	97.8%

	Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006
	Revenue (in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$48,995	$28,267	$42,087	$25,470	$91,082	$53,737
Less Off-hire:
Scheduled 5-Year Survey	—	—	(694)	(360)	(694)	(360)
Incremental Due to Rudder Horn Repair	—	—	(171)	(303)	(171)	(303)
Grounding	—	(438)	—	—	—	(438)
Other(1)	(119)	—	6	—	(113)	—

Actual Revenue Earned	$48,876	$27,829	$41,228	$24,807	$90,104	$52,636

(1)	Other includes charterer deductions that are not related to off-hire.

Revenue

Revenue increased by 75.6%, or $21.1 million, to $48.9 million in the quarter ended June 30, 2007, from $27.8 million in the quarter ended June 30, 2006. The increase was mainly a result of the 11 vessel deliveries subsequent to the quarter ended June 30, 2006. These additions to our fleet collectively contributed 948 operating days which increased revenue by $20.6 million during the three months ended June 30, 2007. Operating days increased by 68.6% or 978 days to 2,404 days in the second quarter of 2007, from 1,426 operating days in the quarter ended June 30, 2006. There was no significant unscheduled off-hire during the second quarter of 2007.

For the six months ended June 30, 2007, revenue increased by 71.2%, or $37.5 million, to $90.1 million compared with $52.6 million for the same period in 2006, which was primarily due to the addition to our fleet of 11 vessels. The delivery of these 11 vessels contributed 1,590 operating days which increased revenue by $34.2 million for the six months ended June 30, 2007.

We incurred 44 days of off-hire for the six months ended June 30, 2007, which impacted revenue by $1.0 million. This was due mainly to scheduled special surveys in the six months ended June 30, 2007. Vessel utilization was 99.0% for the six months ended June 30, 2007 as compared to 97.8% for the same period in 2006.

Ship Operating Expense

Ship operating expense increased by 67.1%, or $4.5 million, to $11.2 million in the quarter ended June 30, 2007, from $6.7 million in the quarter ended June 30, 2006. The increase was due to the addition to our fleet of 11 vessels, which are based on fixed daily operating rates for each vessel as specified in the Amended Management Agreement and the 2500/3500 Management Agreement. These 11 deliveries contributed 949 and 1,605 ownership days, respectively, for the three and six months ended June 30, 2007.

For the six months ended June 30, 2007, ship operating expense increased by 67.7% or $8.4 million, to $20.9 million as compared to $12.5 million for the six months ended June 30, 2006. Again, this was due to the 11 deliveries.

Depreciation

Depreciation increased by 94.7%, or $5.9 million, to $12.2 million in the quarter ended June 30, 2007, from $6.3 million in the quarter ended June 30, 2006. The increase was due to the 11 vessels added to our fleet.

For the six months ended June 30, 2007, depreciation increased by 91.4%, or $10.8 million, to $22.7 million as compared to $11.9 million for the same period in 2006. This was mainly due to the addition of 11 vessels to our fleet.

General and Administrative Expenses

General and administrative expenses increased by 29.2%, or $0.4 million, to $1.5 million in the quarter ended June 30, 2007, from $1.1 million in the quarter ended June 30, 2006. This increase is primarily due to share based compensation expense.

For the six months ended June 30, 2007, general and administrative expenses increased by 34.8%, or $0.7 million, to $2.8 million as compared to $2.1 million for the same period in 2006. Again, this increase is primarily due to share based compensation expense.

Interest Expense

Interest expense was $8.6 million for the three months ended June 30, 2007 and $15.1 million for the six months ended June 30, 2007 as compared with $4.0 million for the three months ended June 30, 2006 and $6.7 million for the six months ended June 30, 2006. The increase was due to additional draws on our $1.3 billion revolving credit facility to fund vessel deliveries. We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates on our LIBOR based payments on our facilities. See Note 12 of our interim financial statement for the details of our interest rate swap agreements. The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on our credit facilities.

The interest on our $365.0 million revolving credit facility and $218.4 million credit facility were capitalized to the eight 2500 TEU vessels and four 5100 TEU vessels under construction.

Undrawn Credit Facility Fee

Undrawn credit facility fee expense was $0.6 million for the three months ended June 30, 2007 and $1.2 million for the six months ended June 30, 2007 as compared with $0.8 million for the three months ended June 30, 2006 and $1.2 million for the six months ended June 30, 2006. Our undrawn credit facility fee relates to the commitment fees incurred on our credit facilities. The commitment fee on the $1.3 billion revolving credit facility is 0.2625% on the undrawn, uncancelled amount of the facility. The commitment fee on the $365.0 million revolving credit facility is 0.3% per annum on the average undrawn portion of the facility. The commitment fee on the $218.4 million credit facility is 0.3% per annum on the undrawn, uncancelled facility amount. The commitment fees are expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges was $0.2 million for the three months ended June 30, 2007 and $0.4 million for the six months ended June 30, 2007 as compared with $0.5 million for the three months ended June 30, 2006 and $1.0 million for the six months ended June 30, 2006. Deferred financing fees are amortized over the terms over the individual credit facilities using the effective interest yield basis. The amortization of financing fees on the $1.3 Billion Revolving Credit Facility is expensed as amortized while the amortization of the deferred financing fees on the $365.0 Million Revolving Credit Facility and $218.4 Million Credit Facility are being capitalized to the vessels under construction. As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Write-off on Debt Refinancing

As a result of the amendment and restatement of our $1.0 billion credit facility, we wrote-off $0.6 million of unamortized financing fees, which is a non-cash charge.

Change in Fair Value of Financial Instruments

During the three months and six months ended June 30, 2007, the gain from the change in fair value of financial instruments is $18.5 million and $20.0 million respectively as compared to $0.1 million losses for the three months and six months ended June 30, 2006. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. The change in fair value of financial instruments does not represent results from our operations and has no cash impact.

Liquidity and Capital Resources

Liquidity and Cash Needs

As of June 30, 2007, our cash totaled $109.9 million. As of June 30, 2007, we have drawn $830.2 million of an available $1.3 billion from the $1.3 billion revolving credit facility to fund the purchase of our delivered vessels and a portion of the initial deposit on the vessels we have contracted to purchase. The remaining $469.8 million will be available to finance vessel acquisitions, to refinance vessels already acquired by us and for general corporate purposes.

As of June 30, 2007, we have drawn $66.6 million of an available $283.0 million from Tranche B of our $365.0 million revolving Credit Facility to fund the construction of the first eight 2500 TEU vessels. The remaining $216.4 million will be used to fund the construction of these eight 2500 TEU vessels. No amounts have been drawn to date from Tranche A of our $365.0 Million Revolving Credit Facility.

As of June 30, 2007, we have drawn $65.7 million of an available $218.4 million from our $218.4 million credit facility to fund the construction of our four 5100 TEU vessels.

Our primary short-term liquidity needs are to fund our operating expenses, including payments for technical services under our Amended Management Agreement and 2500/3500 Management Agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the installment and delivery payments for our vessels under construction. We expect to use approximately $50.0 million from cash on hand in July 2007 for installment and delivery payments for our vessels under construction. The remaining costs to complete the acquisition of the 26 additional containerships that we have contracted to purchase is estimated to be approximately $1.6 billion. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be all of our existing credit facilities, new credit facilities, additional equity offerings as well as our cash from operations while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $28.2 million for the three months ended June 30, 2007 and $53.5 million for the six months ended June 30, 2007 as compared with $13.8 million for the three months ended June 30, 2006 and $28.9 million for the six months ended June 30, 2006. Cash flows from operations for the six months ended June 30, 2007 were $53.5 million and reflects net earnings from operations of $48.2 million, non-cash depreciation and amortization of $23.2 million, stock compensation of $0.6 million, write-off of $0.6 million on debt refinancing and change in fair value of financial instruments of ($19.9) million and an increase in non-cash operating working capital of $0.8 million.

Investing Activities Cash Flows

Net cash used for investing was $540.6 million for the six months ended June 30, 2007. Cashflow for investing activities consisted of net cash payments of $280.4 million for deliveries and $260.2 million for vessels construction costs and intangible assets.

Financing Activities Cash Flows

Net cash from financing activities was $504.8 million for the six months ended June 30, 2007. During the six months ended June 30, 2007, we raised $154.4 million of net proceeds on our equity offering in April 2007.

We drew $365.8 million from our $1.3 billion revolving credit facility to fund the delivery of our vessels and installment payments on the vessels that we have contracted to purchase. We also drew $31.2 million from our $365.0 million revolving credit facility during the six months ended June 30, 2007 to fund the construction of certain of the first eight 2500 TEU vessels. During the six months ended June 30, 2007, we also paid cash dividends of $44.9 million and incurred deferred financing fees of $4.0 million.

Management

Kevin M. Kennedy, our Chief Financial Officer and Assistant Secretary, resigned effective June 8, 2007. Sai W. Chu was appointed as our Chief Financial Officer effective June 8, 2007 in his place. Mr. Chu is the Chief Financial Officer of Seaspan Ship Management Ltd., a wholly owned subsidiary of our Manager.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial statements for contractual obligations, debt instruments and derivative instruments, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2007 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in worldwide container demand;

•	changes in trading patterns; competitive factors in the markets in which we operate;

•	potential inability to implement our growth strategy;

•	potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts;

•	ability of our customers to make charter payments;

•	potential liability from future litigation;

•	conditions in the public equity markets; and

•	other factors detailed from time to time in our periodic reports or registration statements, including our registration statement on Form F-3 filed with the SEC on April 18, 2007.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2007, our floating-rate borrowings totaled $962.5 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $885.7 million. These interest rate swaps have a fair value of $43.1 million in our favor and $4.3 million in the counterparty’s favor.

The tables below provide information about our financial instruments at June 30, 2007 that are sensitive to changes in interest rates. The information in this table is based upon our credit facilities.

	Principal Repayment Dates
	2007	2008	2009	2010	2011	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates	—	—	—	$2,825	$3,012	$956,702

(1)	Represents principal payments on our credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

Pursuant to the credit facility agreements, at June 30, 2007 we entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional Amount as at June 30, 2007	Maximum Notional Amount(1)	Effective Date	Ending Date
		(dollars in thousands)
Interest rate swap	4.6325%	$546,429	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.2500%	64,665	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.0275%	49,080	158,000	May 31, 2007	September 30, 2015
Interest rate swap	5.3150%	48,230	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	35,000	106,800	July 3, 2006	February 26, 2021(2)
Interest rate swap	5.5150%	29,580	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1700%	16,700	55,500	April 30, 2007	May 29, 2020
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	We have entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. We will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None.

Item 1A – Risk Factors

None.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Submission of Matters to a Vote of Security Holders

None.

Item 5 – Other Information

None.